FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 23, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing Tenaris participates in Usiminas capital increase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris participates in Usiminas capital increase

Luxembourg, May 23, 2016 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN)) announced today, by the expiration of the initial subscription round of the proposed issuance of 200 million ordinary shares of Usinas Siderúrgicas de Minas Gerais – Usiminas at an amount of BRL 5.0 per share, that each of the entities within the Ternium/Tenaris Group, or T/T Group, (including TenarisConfab) has exercised its preemptive rights in connection with the share issuance and has also indicated its willingness to subscribe ordinary shares not subscribed by Usiminas' current shareholders up to a maximum number to be specified in due course.

Accordingly, the T/T Group has subscribed today to 38.7 million ordinary shares for a total amount of BRL 193.5 million, of which TenarisConfab has subscribed to 5.1 million for a total amount of BRL 25.3 million (approximately USD 7.2 million).

The term for indicating the maximum number of ordinary shares to be subscribed to under the second round is expected to expire on June 14, 2016.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.